Exhibit 12.1
The J. M. Smucker Company
Computation of Ratio of Earnings to Fixed Charges
(in millions of dollars)

July 31, 2017
Three Months Ended
Earnings before fixed charges:
Income before income taxes	$189.0
Total fixed charges	50.6
Less: capitalized interest	(0.4)
Earnings available for fixed charges	$239.2
Fixed charges:
Interest and other debt expense, net of capitalized interest	$42.5
Capitalized interest	0.4
Estimated interest portion of rent expense (A)	7.7
Total fixed charges	$50.6
Ratio of earnings to fixed charges	4.7

(A)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.